BC FORM 53-901F
(Previously Form 27)
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1.   Reporting Issuer

     Silver Standard Resources Inc.
     #1180 — 999 West Hastings StreetVancouver,
     B.C. V6C 2W2

2.   Date of Material Change

      April 9, 2003

3.   Press Release

     A news release was issued in Vancouver, B.C. on April 9, 2003.

4.  Summary of Material Change

Vancouver, B.C. - Silver Standard is pleased to report the remaining assay results from a 6,046-meter program of diamond drilling completed earlier this year at the Manantial Espejo silver-gold property in Santa Cruz province, Argentina. Silver Standard and Pan American Silver Corp. are 50/50 joint venture owners of the property.

5.  Full Description of Material Changes

      See attached news release 03-05.

6.  Reliance on Section 85(2) of the Act

      N/A

7.  Omitted Information

      NIL

8.  Senior Officers

      Names:  R.A. Quartermain, President and Director
                    Linda J. Sue, Corporate Secretary

     Business Tel.: (604) 689-3846

9.  Statement of Senior Officer

      The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 14th day of April, 2003

/s/ Linda J. Sue
_________________________________
Linda J. Sue, Corporate Secretary

April 9, 2003	Trading Symbols:
News Release 03-05	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 848840

ARGENTINE JOINT VENTURE REPORTS PLANS FOR UNDERGROUND PROGRAM
AT MANANTIAL ESPEJO; SILVER STANDARD UPDATES OTHER PROJECTS

Vancouver, B.C. — Silver Standard is pleased to report the remaining assay results from a 6,046-meter program of diamond drilling completed earlier this year at the Manantial Espejo silver-gold property in Santa Cruz province, Argentina. Silver Standard and Pan American Silver Corp. (Nasdaq: PAAS, TSX: PAA) are 50/50 joint venture owners of the property.

Five holes were completed on the Maria Vein which currently comprises approximately 60% of silver and gold resources defined to date on the property. The five Maria holes reported below bring total drilling on the property to 45,202 meters in 413 holes.

SUMMARY OF SELECTED MANANTIAL ESPEJO DRILLING RESULTS - April 2003

Hole No.	Location (UTM)	Dip/ Azi-muth	From (meters)	To (meters)	Interval (meters)	Gold (g/tonne)	Gold (oz./ton)	Silver (g/tonne)	Silver (oz./ton)
T-320	4594250N	32°/	109.4	111.0	1.7	5.69	0.17	252.5	7.4
	2462127E	-60°	122.8	132.2	9.4	7.29	0.21	822.2	24.0
T-321	4594181N	32°/	142.0	153.2	11.2	2.87	0.08	183.3	5.3
	2462144E	-60°
incl.			148.4	153.2	4.8	6.47	0.19	336.5	9.8
T-322	4594207N	30°/	97.1	100.7	3.6	7.44	0.22	102.4	3.0
	2462159E	-60°
			116.4	125.6	9.2	3.13	0.09	387.1	11.3
incl.			117.7	118.3	0.6	17.41	0.51	2,484.9	72.5
			138.1	142.3	4.2	5.48	0.16	64.7	1.9
T-323	4594225N	31°/	103.6	112.2	8.6	2.85	0.08	120.5	3.5
	2462226E	-60°
T-324	4594154N	29°/	45.1	46.6	1.5	4.09	0.12	557.9	16.3
	2462505E	-45°

Following a review of property drill data, the joint venture partners have decided to initiate an underground exploration program and will collar a 1,000-meter exploration decline on the Maria Vein in October. The decline will allow a detailed look at the currently defined vein and wall rock and accommodate lower cost underground definition drilling. The underground program will extend through 2004 into 2005, at which time a feasibility study can be initiated.

In addition to the Maria Vein, there are mineral resources defined at the nearby Karina/Union, Concepción and Melissa veins. At December 31, 2002, measured and indicated resources totaled 4.39 million tonnes grading 263.8 grams of silver per tonne and 4.5 grams of gold per tonne (or 37.2 million ounces of silver and 640,000 ounces of gold). Inferred resources total an additional 1.59 million tonnes grading 258.5 grams of silver and 3.7 grams of gold per tonne. C. Stewart Wallis, P.G., P.Geo., is the independent Qualified Person for the Manantial Espejo resource review. An updated resource calculation that incorporates results of infill drilling at the Maria and Melissa veins is now underway and is expected to be completed during the second quarter of 2003.

In other project news, Silver Standard is currently drilling three other properties on three continents. Infill drilling totalling 19,000 meters is continuing at the wholly-owned Bowdens silver project in Australia. The objective of this drilling is to improve confidence in the grade and continuity of already defined mineralization. Results will form the basis for a feasibility study.

Reverse circulation drilling is under way at the Challacollo silver project in northern Chile. A minimum of 3,000 meters of infill drilling is planned and the objective of the program is to increase silver resources at this core project. An updated resource calculation is expected to follow.

A third drilling program is under way at Silver Standard’s wholly-owned La Valenciana silver property in the State of Durango, Mexico. Drilling by previous owners intersected a wide zone (up to 295 feet or 90 meters on surface) of sheeted massive sulphide veins and included drill hole V-12 which cut 1.6 ounces of silver per ton over 205 feet (53.4 grams of silver per tonne over 62.7 meters). The company’s drilling is expected to total 1,500 meters.

At March 31, 2003, Silver Standard’s measured and indicated silver resources totaled 288.8 million ounces plus inferred resources of an additional 356.2 million ounces. The company’s projects also host measured and indicated gold resources of 1.13 million ounces plus inferred gold resources of a further 1.08 million ounces. Silver Standard is well-financed and has no material long-term debt.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations at invest@silverstandard.com or call (888) 338-0046. The Canadian Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.